July 27, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Registration Statement on Form S-1 (File No. 333-174225) Filed May 16, 2011, as amended on July 1, 2011 and June 25, 2011
Ladies and Gentlemen:
          In regard to the above-referenced Registration Statement (the “Registration Statement”) of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), relating to the Trust’s proposed initial public offering of trust units (the “Offering”), the Registrants submit this letter at the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. The Registrants have revised the Registration Statement to include the price range of the Offering and the use of proceeds by Enduro Sponsor and to update certain other pages affected by the inclusion of this information. The revised pages of the Registration Statement are included in the attached file.
          Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,
/s/ Sean T. Wheeler

Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
             Chief Operating Officer
Kimberly A. Weimer, Vice President and
             Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP